Exhibit 4.11

EXECUTION COPY

SHARE PURCHASE AGREEMENT

Dated 24 September, 2007

between

CAPITAL MARITIME & TRADING CORP.

and

CAPITAL PRODUCT PARTNERS L.P.

i

ii

SHARE PURCHASE AGREEMENT (the “Agreement”), dated as of September 24, 2007, by and between CAPITAL MARITIME & TRADING CORP. (the “Seller”), a corporation organized under the laws of the Republic of the Marshall Islands, and CAPITAL PRODUCT PARTNERS L.P. (the “Buyer”), a limited partnership organized under the laws of the Republic of the Marshall Islands and recently formed by the Seller.

RECITAL

WHEREAS, the Buyer wishes to purchase from the Seller, and the Seller wishes to sell to the Buyer, the five hundred (500) shares of common stock (the “Shares”) representing all of the issued and outstanding shares of common stock of Ross Shipmanagement Co.,  a corporation organized under the laws of the Republic of the Marshall Islands (the “Vessel Owning Subsidiary”).

WHEREAS, the Vessel Owning Subsidiary is the registered owner of the Liberian flagged motor tanker “Attikos” (the “Vessel”).

WHEREAS, the Vessel is subject to a time charter  party agreement (type SHELLTIME 4) dated May 31, 2007 and entered into between the Vessel Owning Subsidiary and Trafigura Beheer BV, Amsterdam (the “Charterer”) for a period of  26  to 28 months from July 12, 2007, the date on which the  Vessel was delivered to the Charterer (the “Charter”).

WHEREAS, contemporaneously with the execution of this Agreement, the Buyer and Capital Ship Management Corp. (“CSM”) will execute an amendment to the Management Agreement dated as of April 3, 2007 and entered into between the Buyer and CSM (the “Amendment to the Management Agreement”).

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

Interpretation

           SECTION 1.01  Definitions.  In this Agreement, unless the context requires otherwise or unless otherwise specifically provided herein, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Agreement” means this Agreement, including its recitals and schedules, as amended, supplemented, restated or otherwise modified from time to time;

“Applicable Law” in respect of any Person, property, transaction or event, means all laws, statutes, ordinances, regulations, municipal by-laws, treaties, judgments and decrees applicable to that Person, property, transaction or event and, whether or not having the force of law, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, codes of practice and policies of any Governmental Authority having or purporting to have authority over that Person, property, transaction or event and all general principles of common law and equity;

 “Business Day” means any day other than a Saturday, Sunday or any statutory holiday on which banks in London, Greece and New York are required to close;

 “Buyer” has the meaning given to it in the preamble;

 “Buyer Indemnitees” has the meaning given to it in Section 10.01;

 “Charter” has the meaning given to it in the recitals;

 “Charterer” has the meaning given to it in the recitals;

 “Closing” has the meaning given to it in Section 2.02;

 “Closing Date” has the meaning given to it in Section 2.02;

 “Contracts” has the meaning given to it in Section 5.08;

 “Credit Facility” means the US$370 million credit facility agreement dated March 22, 2007 between the Buyer and HSH Nordbank AG;

 “Daily Charter Rate” means, with respect to the Vessel, the daily charter rate provided in the Charter in the amount of US Dollars 13,850;

“Encumbrance” means any mortgage, lien, charge, assignment, adverse claim, hypothecation, restriction, option, covenant, condition or encumbrance, whether fixed or floating, on, or any security interest in, any property whether real, personal or mixed, tangible or intangible, any pledge or hypothecation of any property, any deposit arrangement, priority, conditional sale agreement, other title retention agreement or equipment trust, capital lease or other security arrangements of any kind;

“Governmental Authority” means any domestic or foreign government, including federal, provincial, state, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing and any multinational or supranational organization;

“Losses” means, with respect to any matter, all losses, claims, damages, liabilities, deficiencies, costs, expenses (including all costs of investigation, legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) or diminution of value, whether or not involving a claim from a third party, however specifically excluding consequential, special and indirect losses, loss of profit and loss of opportunity;

“Notice” means any notice, citation, directive, order, claim, litigation, investigation, proceeding, judgment, letter or other communication, written or oral, actual or threatened, from any Person;

“Parties” means all parties to this Agreement and “Party” means any one of them;

“Person” means an individual, entity or association, including any legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

“Permits” has the meaning given to it in Section 5.13;

“Purchase Price” has the meaning given to it in Section 2.03;

“Seller” has the meaning given to it in the preamble;

“Seller Indemnities” has the meaning given to it in Section 10.02;

“Shares” has the meaning given to it in the recitals;

“Taxes” means all income, franchise, business, property, sales, use, goods and services or value added, withholding, excise, alternate minimum capital, transfer, excise, customs, anti-dumping, stumpage, countervail, net worth, stamp, registration, franchise, payroll, employment, health, education, business, school, property, local improvement, development, education development and occupation taxes, surtaxes, duties, levies, imposts, rates, fees, assessments, dues and charges and other taxes required to be reported upon or paid to any domestic or foreign jurisdiction and all interest and penalties thereon;

“Vessel” has the meaning given to it in the recitals; and

“Vessel Owning Subsidiary” has the meaning given to it in the recitals.

ARTICLE II

Purchase and Sale of Shares; Closing

            SECTION 2.01  Purchase and Sale of Shares.  The Seller agrees to sell and transfer to the Buyer, and the Buyer agrees to purchase from the Seller for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement, the Shares.

            SECTION 2.02  Closing.  On the terms of this Agreement, the sale and transfer of the Shares and payment of the Purchase Price shall take place on the date hereof (the “Closing Date”).  The sale and transfer of the Shares is hereinafter referred to as “Closing.”

            SECTION 2.03  Place of Closing.  The Closing shall take place at the premises of Capital Ship Management Corp. at 3 Iassonos street, Piraeus, Greece.

SECTION 2.04  Purchase Price for Shares.  On the Closing Date, the Buyer shall pay to the Seller (to such account as the Seller shall nominate) the amount of US Dollars 23,000,000 for the Shares (the “Purchase Price”).

            SECTION 2.05  Payment of the Purchase Price.  The Purchase Price will be paid by the Buyer to the Seller of the Shares by wire transfer of immediately available funds to an account designated in writing by the Seller.

ARTICLE III

Representations and Warranties of the Buyer

The Buyer represents and warrants to the Seller that as of the date hereof:

            SECTION 3.01  Organization and Limited Partnership Authority.  The Buyer is duly formed, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all requisite limited partnership power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Buyer, has been effectively authorized by all necessary action, limited partnership or otherwise, and constitutes legal, valid and binding obligations of the Buyer. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up the Buyer.

            SECTION 3.02  Agreement Not in Breach of Other Instruments.  The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any agreement or other instrument to which the Buyer is a party or by which it is bound, the Certificate of Formation and the Partnership Agreement, any judgment, decree, order or award of any court, governmental body or arbitrator by which the Buyer is bound, or any law, rule or regulation applicable to the Buyer which would have a material effect on the transactions contemplated hereby.

            SECTION 3.03  No Legal Bar.  The Buyer is not prohibited by any order, writ, injunction or decree of any body of competent jurisdiction from consummating the transactions contemplated by this Agreement and no such action or proceeding is pending or, to the best of its knowledge and belief, threatened against the Buyer which questions the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the parties in connection herewith or in connection with any of the transactions contemplated hereby.

ARTICLE IV

Representations and Warranties of the Seller

The Seller represents and warrants to the Buyer that as of the date hereof:

            SECTION 4.01  Organization and Corporate Authority.  The Seller is duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands, and has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Seller, has been effectively authorized by all necessary action, corporate or otherwise, and constitutes legal, valid and binding obligations of the Seller. No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up the Seller.

            SECTION 4.02  Agreement Not in Breach.  The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any agreement or other instrument to which the Seller is a party or by which it is bound, the Articles of Incorporation and Bylaws of the Seller, any judgment, decree, order or award of any court, governmental body or arbitrator by which the Seller is bound, or any law, rule or regulation applicable to the Seller.

            SECTION 4.03  No Legal Bar.  The Seller is not prohibited by any order, writ, injunction or decree of any body of competent jurisdiction from consummating the transactions contemplated by this Agreement and no such action or proceeding is pending or, to the best of its knowledge and belief, threatened against the Seller which questions the validity of this Agreement, any of the transactions contemplated hereby or any action which has been taken by any of the parties in connection herewith or in connection with any of the transactions contemplated hereby.

            SECTION 4.04  Good and Marketable Title to Shares.  The Seller is the owner (of record and beneficially) of all of the Shares and has good and marketable title to the Shares, free and clear of any and all Encumbrances.

            SECTION 4.05  Right to Enter Agreement.  The Seller has the full right, power and authority to enter into this Agreement and to transfer, convey and sell to the Buyer as of the date hereof the Shares and upon consummation of the purchase contemplated hereby, the Buyer will acquire from the Seller good and marketable title to the Shares, free and clear of all covenants, conditions, restrictions, voting trust arrangements, liens, charges, encumbrances, options and adverse claims or rights whatsoever.

ARTICLE V

Representations and Warranties of
the Seller Regarding the Vessel Owning Subsidiary

The Seller represents and warrants to the Buyer that as of the date hereof:

            SECTION 5.01  Organization Good Standing and Authority.  The Vessel Owning Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of the Republic of the Marshall Islands.  The Vessel Owning Subsidiaries has full corporate power and authority to carry on its business as it is now, and has since its incorporation been, conducted, and is entitled to own, lease or operate the properties and assets it now owns, leases or operates and to enter into legal and binding contracts.  No meeting has been convened or resolution proposed or petition presented and no order has been made to wind up the Vessel Owning Subsidiary.

            SECTION 5.02  Capitalization.  The Shares consist of the 500 shares of common stock without par value and have been duly authorized and validly issued and are fully paid and non-assessable, and constitute the total issued and outstanding capital stock of the Vessel Owning Subsidiary.  There are not outstanding (i) any options, warrants or other rights to purchase from the Vessel Owning Subsidiary any capital stock of the Vessel Owning Subsidiary, (ii) any securities convertible into or exchangeable for shares of such capital stock or (iii) any other commitments of any kind for the issuance of additional shares of capital stock or options, warrants or other securities of the Vessel Owning Subsidiary.

            SECTION 5.03  Organizational Documents.  The Seller has supplied to the Buyer true and correct copies of the organizational documents of the Vessel Owning Subsidiary, as in effect as of the date hereof (the “Organizational Documents”).

            SECTION 5.04  Agreement Not in Breach.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate, or result in a breach of, any of the terms and provisions of, or constitute a default under, or conflict with, or give any other party thereto a right to terminate any agreement or other instrument to which the Vessel Owning Subsidiary is a party or by which it is bound including, without limitation, any of the Organizational Documents, or any judgment, decree, order or award of any court, governmental body or arbitrator applicable to the Vessel Owning Subsidiary.

            SECTION 5.05  Litigation.

(a).           There is no action, suit or proceeding to which the Vessel Owning Subsidiary is a party (either as a plaintiff or defendant) pending before any court or governmental agency, authority or body or arbitrator; there is no action, suit or proceeding threatened against the Vessel Owning Subsidiary; and, to the best knowledge of the Seller, there is no basis for any such action, suit or proceeding;

(b).           The Vessel Owning Subsidiary has not been permanently or temporarily enjoined by any order, judgment or decree of any court or any governmental agency, authority or body from engaging in or continuing any conduct or practice in connection with the business, assets, or properties of the Vessel Owning Subsidiary; and

(c).           There is not in existence any order, judgment or decree of any court or other tribunal or other agency enjoining or requiring the Vessel Owning Subsidiary to take any action of any kind with respect to its business, assets or properties.

            SECTION 5.06  Indebtedness to and from Officers, etc.  The Vessel Owning Subsidiary will not be indebted, directly or indirectly, to any person who is an officer, director, stockholder or employee of any of the Seller or any spouse, child, or other relative or any affiliate of any such person, nor shall any such officer, director, stockholder, employee, relative or affiliate be indebted to the Vessel Owning Subsidiary.

            SECTION 5.07  Personnel.  The Vessel Owning Subsidiary has no employees.

            SECTION 5.08  Contracts and Agreements.  Other than the Charter and the Amendment to the Management Agreement (together, the “Contracts”), there are no material contracts or agreements, written or oral, to which the Vessel Owning Subsidiary is a party or by which any of its assets are bound.

(a).           Each of the Contracts is a valid and binding agreement of the Vessel Owning Subsidiary, and to the best knowledge of the Seller, of all other parties thereto;

(b).           The Vessel Owning Subsidiary has fulfilled all material obligations required pursuant to its Contracts to have been performed by it prior to the date hereof and has not waived any material rights thereunder; and

(c).           There has not occurred any material default under any of the Contracts, or to the best knowledge of the Seller, on the part of any other party thereto nor has any event occurred which with the giving of notice or the lapse of time, or both, would constitute any material default on the part of the Vessel Owning Subsidiary under any of the Contracts nor, to the best knowledge of the Seller, has any event occurred which with the giving of notice or the lapse of time, or both, would constitute any material default on the part of any other party to any of the Contracts.

            SECTION 5.09  Compliance with Law.  The conduct of business by the Vessel Owning Subsidiary does not and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not violate any laws, statutes, ordinances, rules, regulations, decrees, orders, permits or other similar items in force (including, but not limited to, any of the foregoing relating to employment discrimination, environmental protection or conservation) of any country, province, state or other governing body, the enforcement of which would materially and adversely affect the business, assets, condition (financial or otherwise) or prospects of the Vessel Owning Subsidiary taken as a whole, nor has  the Vessel Owning Subsidiary received any notice of any such violation.

            SECTION 5.10  No Undisclosed Liabilities.  The Vessel Owning Subsidiary (or the Vessel owned by it) has no  liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, and whether due or to become due (including, without limitation, any liability for Taxes and interest, penalties and other charges payable with respect to any such liability or obligation). Notwithstanding the foregoing, the Parties acknowledge and agree that there may be obligations under the Contracts that are not due and payable as of the date hereof and that will be the responsibility of the Seller pursuant to Section 8.01(c) of this Agreement.

SECTION 5.11   Disclosure of Information.  The Seller has disclosed to the Buyer all material information on, and about, the Vessel Owning Subsidiary and the Vessel and all such information is true, accurate and not misleading in any material respect. Nothing has been withheld from the material provided to the Buyer which would render such information untrue or misleading.

            SECTION 5.12  Payment of Taxes.  The Vessel Owning Subsidiary has filed all foreign, federal, state and local income and franchise tax returns required to be filed, which returns are correct and complete in all material respects, and has timely paid all taxes due from it, and the Vessel is in good standing with respect to the payment of past and current Taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction.

            SECTION 5.13  Permits.  The Vessel Owning Subsidiary has such permits, consents, licenses, franchises, concessions, certificates and authorizations (“Permits”) of, and has all declarations and filings with, and is qualified and in good standing in each jurisdiction of, all federal, provincial, state, local or foreign Governmental Authorities and other Persons, as are necessary to own or lease its properties and to conduct its business in the manner that is standard and customary for a business of its nature other than such Permits the absence of which, individually or in the aggregate, has not and could not reasonably be expected to materially or adversely affect the Vessel Owning Subsidiary.  The Vessel Owning Subsidiary has fulfilled and performed all its obligations with respect to such Permits which are or will be due to have been fulfilled and performed by such date and no event has occurred that would prevent the Permits from being renewed or reissued or that allows, or after notice or lapse of time would allow, revocation or termination thereof or results or would result in any impairment of the rights of the holder of any such Permit, except for such non-renewals, non-issues, revocations, terminations and impairments that would not, individually or in the aggregate, materially or adversely affect the Vessel Owning Subsidiary, and none of such Permits contains any restriction that is materially burdensome to the Vessel Owning Subsidiary.

            SECTION 5.14  No Material Adverse Change in Business.  Since July 12, 2007, there has been no material adverse change in the condition, financial or otherwise, or in the earnings, properties, business affairs or business prospects of the Vessel Owning Subsidiary, whether or not arising in the ordinary course of business, that would have or could reasonably be expected to have a material adverse effect on the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Vessel Owning Subsidiary.

ARTICLE VI

Representations and Warranties of
the Seller regarding the Vessel

The Seller represents and warrants to the Buyer that as of the date hereof:

            SECTION 6.01  Title to Vessel.  The Vessel Owning Subsidiary is the owner (beneficially and of record) of the Vessel and has good and marketable title to the Vessel.

            SECTION 6.02  No Encumbrances.  The Vessel Owning Subsidiary and the Vessel are free of all Encumbrances other than the Encumbrances arising under the Charter or the Credit Facility.

            SECTION 6.03  Condition.  The Vessel is (i) adequate and suitable for use by the Vessel Owning Subsidiary in the manner that is standard and customary for a vessel of its type, ordinary wear and tear excepted; (ii) seaworthy in all material respects for hull and machinery insurance warranty purposes and in good running order and repair; (iii) insured against all risks, and in amounts, consistent with common industry practices; (iv) in compliance with maritime laws and regulations; and (v) in compliance in all material respects with the requirements of its class and classification society; and all class certificates of the Vessel are clean and valid and free of recommendations affecting class; and the Buyer acknowledges and agrees that, subject only to the representations and warranties in this Agreement, it is acquiring the Vessel on an “as is, where is” basis.

ARTICLE VII

Amendments and Waivers

            SECTION 7.01  Amendments and Waivers.  This Agreement may not be amended except by an instrument in writing signed on behalf of each parties hereto.  By an instrument in writing the Buyer, on the one hand, or the Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

ARTICLE VIII

Indemnification

            SECTION 8.01  Indemnity by the Seller.  The Seller shall be liable for, and shall indemnify the Buyer and each of its subsidiaries and each of their directors, employees, agents and representatives (the “Buyer Indemnitees”) against and hold them harmless from, any Losses, suffered or incurred by such Buyer Indemnitee:

                (a).           by reason of, arising out of or otherwise in respect of any inaccuracy in, or breach of, any representation or warranty (without giving effect to any supplement to the schedules or qualifications as to materiality or dollar amount or other similar qualifications), or a failure to perform or observe any covenant, agreement or obligation of, the Seller in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Seller;

        (b).           any fees, expenses or other payments incurred or owed by the Seller or the Vessel Owning Subsidiary to any brokers, financial advisors or comparable other persons retained or employed by it in connection with the transactions contemplated by this Agreement; or

    (c).           by reason of, arising out of or otherwise in respect of obligations, liabilities, expenses, cost and claims relating to, arising from or otherwise attributable to the assets owned by the Vessel Owning Subsidiary or the assets, operations, and obligations of the Vessel Owning Subsidiary or the businesses thereof, in each case, to the extent relating to, arising from, or otherwise attributable to facts, circumstances or events occurring prior to the Closing Date.

            SECTION 8.02  Indemnity by the Buyer.  The Buyer shall indemnify the Seller and its subsidiaries other than any Buyer Indemnitees and each of their respective officers, directors, employees, agents and representatives (the “Seller Indemnitees”) against and hold them harmless from, any Losses, suffered or incurred by such Seller Indemnitee by reason of, arising out of or otherwise in respect of any inaccuracy in, or breach of, any representation or warranty (without giving effect to any supplement to the schedules occurring after the date hereof or qualifications as to materiality or dollar amount or other similar qualifications), or a failure to perform or observe any covenant, agreement or obligation of, the Buyer in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement by the Buyer.

ARTICLE IX

Miscellaneous

            SECTION 9.01  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts made and to be performed wholly within such jurisdiction without giving effect to conflict of law principles thereof other than Section 5-1401 of the New York General Obligations Law, except to the extent that it is mandatory that the law of some other jurisdiction, wherein the Vessels are located, shall apply.

           SECTION 9.02  Counterparts.  This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

           SECTION 9.03  Complete Agreement.  This Agreement and Schedules hereto contain the entire agreement between the parties hereto with respect to the transactions contemplated herein and, except as provided herein, supersede all previous oral and written and all contemporaneous oral negotiations, commitments, writings and understandings.

           SECTION 9.04  Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

           SECTION 9.05  Severability.  If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any governmental body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement.  Instead, this Agreement shall be construed as if it did not contain the particular provision or provisions held to be invalid, and an equitable adjustment shall be made and necessary provision added so as to give effect, as nearly as possible, to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

           SECTION 9.06  Third Party Rights.  Except to the extent provided in Article X, a Person who is not a party to this Agreement has no right to enforce or to enjoy the benefit of any term of this Agreement.

           SECTION 9.07  Notices.  Any notice, claim or demand in connection with this Agreement shall be delivered to the parties at the following addresses (or at such other address or facsimile number for a party as may be designated by notice by such party to the other party):

(a).           if to Capital Maritime & Trading Corp., as follows:

c/o Capital Ship Management Corp., 3 Iassonos Street, Piraeus, Greece
Attention:     Evangelos M. Marinakis
Facsimile:     +30 210 428 4286

(b).           if to Capital Product Partners L.P., as follows:

c/o Capital Ship Management Corp., 3 Iassonos Street, Piraeus, Greece
Attention:     Ioannis E. Lazaridis
Facsimile:     +30 210 428 4285

and any such notice shall be deemed to have been received (i) on the next working day in the place to which it is sent, if sent by facsimile or (ii) forty eight (48) hours from the time of dispatch, if sent by courier.

           SECTION 9.08  Representations and Warranties to Survive.  All representations and warranties of the Buyer and Seller contained in this Agreement shall survive the Closing and shall remain operative and in full force and effect after the Closing, regardless of (a) any investigation made by or on behalf of any Party or its affiliates, any Person controlling any Party, its officers or directors, and (b) delivery of and payment for the Shares.

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed as of the date first above written.

CAPITAL MARITIME & TRADING CORP.

By:
Name: Evangelos M. Marinakis
Title: President and Chief Executive Officer

CAPITAL PRODUCT PARTNERS L.P. By: Capital GP L.L.C., its general partner

By:
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP, L.L.C.